Exhibit 3.3

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this "Merger Agreement") made and entered into as of February 12, 2009 by and between Nasus Consulting, Inc., a Nevada corporation ("Nasus Nevada") and Nasus Consulting, Inc., a Massachusetts corporation ("Nasus Mass.").

WITNESSETH:

WHEREAS, Nasus Nevada is a corporation duly organized and existing under the laws of the State of Nevada;

WHEREAS, Nasus Mass is a corporation duly organized and existing under the laws of the State of Massachusetts;

WHEREAS, on the date of this Merger Agreement, Nasus Mass. has authority to issue 2,000,000 shares of Common Stock, $.001 par value (the "Nasus Mass. Common Stock"), of which 1,332,000 shares are issued and outstanding.

WHEREAS, on the date of this Merger Agreement, Nasus Nevada has authority to issue 2,000,000 shares of Common Stock, $.001 par value (the "Nasus Nevada Common Stock"), of which 0 shares are issued and outstanding.

WHEREAS, the respective Boards of Directors of Nasus Mass. and Nasus Nevada have determined that it is advisable and to the advantage of said two corporations that Nasus Mass. merge into Nasus Nevada upon the terms and conditions herein provided; and

WHEREAS, the respective Boards of Directors of Nasus Nevada and Nasus Mass. have approved this Merger Agreement and the Boards of Directors of Nasus Nevada and Nasus Mass. have directed that this Merger Agreement be submitted to a vote of their shareholders, if required by state law;

NOW, THEREFORE, in consideration of the mutual agreements and covenants set forth herein, Nasus Nevada and Nasus Mass. hereby agree to merge as follows:

(1)           Merger.  Nasus Mass. shall be merged with and into Nasus Nevada, and Nasus Nevada shall survive the merger ("merger"), effective upon the date when the Merger Agreement is made effective in accordance with applicable laws (the "Effective Date").

(2)           Governing Documents.  The Bylaws, as in effect on the Effective Date, of Nasus Nevada shall continue to be the Bylaws of Nasus Nevada as the surviving corporation without change or amendment until further amended in accordance with the provisions thereof and applicable laws.

(3)           Further Assurances.  From time to time, as and when required by Nasus Nevada or by its successors and assigns, there shall be executed and delivered on behalf of Nasus Mass. such deeds and other instruments, and there shall be taken or caused to be taken by it such further and other action, as shall be appropriate or necessary in order to vest, perfect or confirm, of record or otherwise, in Nasus Nevada the title to and possession of all the property, interests, assets, rights, privileges, immunities, powers, franchises and authority of Nasus Mass., and otherwise to carry out the purposes of the Merger Agreement, and the officers and directors of Nasus Nevada are fully authorized in the name and on behalf of Nasus Mass. or otherwise to take any and all such action and to execute and deliver any and all such deeds and other instruments.

 (4)           Stock of Nasus Mass..  On and after the Effective Date, all of the outstanding shares of Nasus Mass. shall be exchanged for Nasus Nevada Common Shares issued on a one to one basis.    As this is a statutory merger, the tradability of such shares shall be maintained.

(5)  Book Entries.  As of the Effective Date, entries shall be made upon the books of Nasus Nevada in accordance with the following.

(a)           The assets and liabilities of Nasus Mass. shall be recorded at the amounts at which they were carried on the books of Nasus Nevada immediately prior to the Effective Date.

(b)           There shall be credited to the common stock account of Nasus Nevada the aggregate amount of the stated value of all shares of Nasus Nevada Common Stock resulting from the conversion of the outstanding Nasus Mass. Common Stock pursuant to the merger.

(c)           There shall be credited to the retained earnings account of Nasus Nevada the aggregate of the amount carried in the retained earnings account of Nasus Mass. immediately prior to the Effective Date.

(6)           Access to Documentation.  Prior to the merger, Nasus Nevada and Nasus Mass. shall provide each other full access to their books and records, and shall furnish financial and operating data and such other information with respect to their business and assets as may reasonably be requested from time to time.  If the proposed transaction is not consummated, all parties shall keep confidential any information (unless ascertainable from public filings or published information) obtained concerning each others operations, assets and business.

(7)  Merger Expenses.  Nasus Mass. shall pay all of the legal, accounting and any other expenses reasonably incurred in connection with this Agreement and the transactions contemplated hereby.   Nasus Nevada agrees to provide an itemized list of all expenses incurred in connection with the Merger Agreement and the transactions contemplated hereby.

(8)  Abandonment.  At any time before the effective Date, the Agreement and Plan of Reorganization and the Agreement of Merger may be terminated and the Merger may be abandoned by the Board of Directors of either Nasus Nevada or Nasus Mass. or both, notwithstanding approval of the Merger Agreement by the shareholders of Nasus Nevada or the shareholders of Nasus Mass. or both.

(9)   Counterparts.  In order to facilitate the filing and recording of this Merger Agreement the same may be executed in any number of counterparts, each of which shall be deemed to be an original.

IN WITNESS WHEREOF, this Merger Agreement, having first been duly approved by resolution of the Boards of Directors of Nasus Mass. and Nasus Nevada, is hereby executed on behalf of each of said two corporations by their respective officers thereunto duly authorized.

Nasus Consulting, Inc.                                                                                ATTEST:
A Nevada corporation

/s/ Russell R. Desjourdy                                                                /s/ Paul C. Desjourdy
President                                                                                                                   Secretary

Nasus Consulting, Inc.                                                                                ATTEST:
A Massachusetts corporation

/s/ Russell R. Desjourdy                                                                /s/ Paul C. Desjourdy
President                                                                                                                  Secretary

The Nasus Articles of Merger are attached to this submision as a pdf file.